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19008356

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advisors Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18925 Base Camp Road, Suite 203
(No. and Street)

Monument	CO	80132
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Opie (719) 488-6104
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – if individual, state last, first, middle name)

1 S Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jeff Opie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Advisors Asset Management, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

CHRISTINE FLINT
Notary Public
State of Colorado

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- (c) Statement of Income.
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVISORS ASSET MANAGEMENT, INC.

Table of Contents

Page(s)

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Advisors Asset Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Advisors Asset Management, Inc. (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 28, 2019

ADVISORS ASSET MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2018

ASSETS		
Cash & cash equivalents	$	1,219,794
Receivables:		
Broker dealers		9,353,437
Asset management		4,556,626
UIT		4,544,003
Other		3,550,321
Affiliates		155,827
Securities owned, at fair value		47,814,781
Furniture, equipment, leasehold improvements and software, net		1,822,283
Other assets		1,741,219
Goodwill and intangible assets, net		849,689
Net deferred income tax assets		1,389,769
Total assets	$	76,997,749
LIABILITIES & SHAREHOLDER'S EQUITY		
Accounts payable	$	3,700,017
Accrued expenses		9,129,691
Securities sold, not yet purchased, at fair value		11,475,981
Payable to broker dealers		12,786,665
Payable to affiliates		32,542
Total liabilities		37,124,896
SHAREHOLDER'S EQUITY		
Common stock; $.01 par value; 100 shares authorized; 1 share issued and outstanding		-
Additional paid-in capital		28,716,793
Retained earnings		11,156,060
Total shareholder's equity		39,872,853
Total liabilities and shareholder's equity	$	76,997,749

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and Nature of Business

Advisors Asset Management, Inc. ("AAM" or the "Company"), a Delaware Corporation, is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). AAM provides fixed income security trading and support services to other broker-dealers, registered investment advisors and other institutional account holders. In addition, AAM sponsors and distributes unit investment trusts ("UIT"), which are marketed under the name Advisor's Disciplined Trusts ("ADTs"), and provides separate account management services.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a wholly owned subsidiary of AAM Holdings, Inc. (the "Parent").

Note 2 - Significant Accounting Policies

The Company follows United States Generally Accepted Accounting Principles ("US GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operation and cash flows.

Estimates

The Company's financial statement is prepared in accordance with US GAAP which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates and assumptions may vary from actual results.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Receivables

Receivables from broker-dealers are generally collected in full in the month following their accrual. Other receivables consist primarily of revenues and fees generated from the Company's UIT and asset management business. UIT revenues and fees are collected from the trustee of the trusts. Asset management revenues are generated only from creditworthy accounts.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of securities underwritten by the Company or purchased in the secondary market. They are reported in the Statement of Financial Condition at fair value based on quoted market prices, prices for similar securities or other observable inputs, such as bond spreads and credit default swap spreads. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the Statement of Financial Condition.

Derivative Financial Instruments

Derivative financial instruments ("Derivatives") used for trading purposes are carried at fair value. Fair values for exchange-traded derivatives, principally futures are based on quoted market prices. Fair values of exchange-traded futures are recorded in receivable from broker dealers on the Statement of Financial Condition. The Company does not consider any derivatives to be hedging instruments, as those terms are generally understood.

Furniture, Equipment, Leasehold Improvements and Software

Furniture, equipment, leasehold improvements and software are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful life of the related asset, generally four to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful life or the term of the lease.

Goodwill and Intangible Assets

Included in goodwill and intangible assets is goodwill of approximately $621,000. Impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In the event that goodwill is determined to be impaired, its carrying value will be reduced to its fair value. No such impairment existed for the year ended December 31, 2018. Also included in intangible assets is approximately $550,000, net of accumulated amortization of approximately $322,000, that represent amounts paid to sub-advise and service separately managed accounts for a third party asset manager under a four year agreement.

Income Taxes

The Company is a member of a group that files consolidated tax returns. Accordingly, income taxes payable to or refundable from the tax authorities are recognized on the financial statements of the Parent, which is the taxpayer for income tax purposes. The members of the consolidated group make payments to the Parent for their allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2018, management has determined that there are no material uncertain income tax positions. The Company files U.S. Federal tax returns as well as returns with various state and local jurisdictions. The Company generally is no longer subject to U.S. Federal, state and local tax examination by tax authorities for years prior to 2015.

Recent Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), which requires lessees to recognize a right-of-use asset and a lease liability on the statement of financial condition and disclose

key information about leasing arrangements for all leases with the exception of short-term leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current US GAAP. The Company has adopted this standard effective as of January 1, 2019 under the modified retrospective method, in which the cumulative effect of applying the standard will be recognized at the date of adoption. As of December 31, 2018, the Company had 12 operating leases for office space with aggregate minimum lease commitments of approximately $4,672,000. Upon adoption, lease commitments will be reflected on the Statement of Financial Condition as a lease commitment liability and a right-of-use asset will be recorded for substantially the same amount. The Company does not expect ASU 2016-02 to have a material impact on its net capital position.

In January 2017, the FASB issued ASU No. 2017-04, "Intangibles-Goodwill and Other (Topic 350)" ("ASU 2017-04"), which simplifies the subsequent measurement of goodwill, eliminating a step from the impairment test. Under the amended guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and subsequently recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. ASU 2017-04 is effective for annual reporting periods beginning after December 15, 2019. The Company is still evaluating the impact of the standard on its Statement of Financial Condition.

In August 2018, the FASB issued ASU No. 2018-15, "Intangibles-Goodwill and Other-Internal-Use Software Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (Topic 350-40)" ("ASU 2018-15"), which requires implementation costs incurred by customers in cloud computing arrangements to be deferred over the non-cancellable term of the cloud computing arrangements plus any optional renewal periods that are reasonably certain to be exercised by the customer or for which exercise of the renewal option is controlled by the cloud service provider. ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2019. The Company is still evaluating the impact of the standard on its Statement of Financial Condition.

Note 3 - Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), which requires the maintenance of a "minimum net capital" of the equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness" and a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1, as these terms are defined. The Rule also provides that equity capital may not be withdrawn or paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

At December 31, 2018, the Company had net capital of $17,574,584, which was $16,749,497 in excess of its required net capital of $825,087. The Company's ratio of aggregate indebtedness to net capital was .70 to 1.

Note 4 - Fair Value Measurements

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date and establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reported date. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels are defined as follows:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 – inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the above categories based on the nature of the inputs that are significant to the fair value measurement in its entirety. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's classification within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The Company assesses the levels of the financial instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2018, the Company transferred approximately $112,000 of UITs from Level 2 to Level 1.

The following tables set forth by level within the fair value hierarchy the Company's financial instruments at fair value as of December 31, 2018.

	Securities owned	Securities sold, not yet purchased
Level 1		
Mutual funds	$ 216,777	$ -
Exchange traded funds	64,670	709,773
Common and preferred stocks	564,745	57,677
Unit investment trusts	3,242,337	419,497
US Government and agency bonds	2,363,624	1,518,344
Total Level 1	6,452,153	2,705,291
Level 2		
Corporate bonds	8,822,822	8,770,690
Municipal bonds	29,853,520	-
Asset-backed securities	390,985	-
Certificates of deposit	2,295,301	-
Total Level 2	41,362,628	8,770,690
Level 3	-	-
Total	$47,814,781	$11,475,981

	Receivables from broker dealers
Level 1	
Futures contracts	$ (82,657)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Mutual Funds (MFs) and Unit Investment Trusts (UITs): MFs and UITs are valued at the amount of the value of their underlying assets. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

U.S. Government and Agency Bonds: U.S. government bonds are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 1 of the fair value hierarchy.

Corporate and Municipal Bonds: The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. Corporate and municipal bonds are generally categorized in Level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Asset-Backed Securities ("ABS"): ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity.

ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then ABS are categorized in Level 3 of the fair value hierarchy.

Exchange-Traded Funds, Futures Contracts and Common and Preferred Stocks: Exchange traded equity funds, futures contracts and equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Certificates of Deposits ("CDs"): CDs may be valued based on price and spread data obtained from observed transactions or independent external parties such as vendors and brokers. CDs are generally categorized in Level 2 of the fair value hierarchy.

Note 5 - Clearing Broker-Dealers

The Company's agreements with its clearing broker-dealers contain indemnification clauses. These clauses relate to instances where the Company's customers fail to settle security transactions. In the event this situation might occur, the Company will indemnify the clearing broker-dealers to the extent of the net loss on the unsettled trade. At December 31, 2018, the Company had not been notified by the clearing broker-dealers, nor were they aware of any potential losses relating to this indemnification.

Receivables from and payables to broker dealers at December 31, 2018, consist of the following:

	Receivables	Payables
Cash, net of margin loans	$ 8,410,150	$12,669,658
Clearing deposits	600,774	-
Interest and dividends	425,170	117,007
Exchange traded futures - open trade equity	(82,657)	-
	$ 9,353,437	$12,786,665

Note 6 - Furniture, Equipment, Leasehold Improvements, and Software

Furniture, equipment, leasehold improvements and software and the related accumulated depreciation and amortization at December 31, 2018 consisted of the following:

Furniture	$ 2,074,123
Office equipment	746,254
Computer equipment	3,146,343
Software	2,488,008
Website	1,029,489
Leasehold improvements	1,093,803
	10,578,020
Less accumulated depreciation and amortization	(8,755,737)
	$ 1,822,283

Note 7 - Related Party Transactions

During the year ended December 31, 2018, the Company sold deferred sales charge receivables related to the Company's unit investment trust business to Sterling Resources, Inc., a company that is a wholly-owned subsidiary of the Parent.

The Company leases its office space from Base Camp Road, LLC, which is 50% owned by a wholly-owned subsidiary of the Parent.

The Company leases an office building from IH 10/FIS Building, LP, which is 100% owned by a wholly-owned subsidiary of the Parent. The Company pays all insurance, property taxes and other expenses related to the operation and maintenance of the office building.

The Company entered into an intercompany expense agreement (the "Intercompany Agreement") with Sterling Resources, Inc., Base Camp Road, LLC, IH 10/FIS Building, LP and its Parent (collectively, the "Affiliates"). The Company provides the Affiliates with administrative and management services in exchange for a management fee determined in accordance with the terms of the Intercompany Agreement. In conjunction with the Intercompany Agreement, the Company and the Affiliates can pay expenses on each other's behalf and the other party will be charged monthly for the expense. At December 31, 2018, IH 10/FIS Building, LP paid $32,542 for an expense on behalf of the Company, which is included in payable to affiliates on the Statement of Financial Condition.

The Company has an income tax sharing agreement with the Parent which allows the Company to benefit from tax deductions that can be taken at the consolidated level, but not on the stand-alone company level. At December 31, 2018, the Company had a receivable of $155,827 from Sterling Resources, Inc. for taxes paid on behalf of the consolidated group, which is recorded in receivables from affiliates on the Statement of Financial Condition.

Note 8 - Off-Balance Sheet Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic institutional and individual investors. The Company's proprietary activities and the transactions initiated on behalf of their customers are carried in accounts by and consummated through its clearing broker-dealers. In the normal course of business these activities include securities execution, settlement, custody of securities and funds and financing securities transactions, which may expose the Company to off-balance sheet risk in the event the clearing broker-dealers are unable to fulfill their contractual obligations.

The Company enters into various transactions involving derivatives, which include futures contracts. These derivative financial instruments are used to manage market risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. Derivative transactions are entered into to hedge other positions or transactions. Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. These futures contracts are executed on an exchange. The credit risk of exchange-traded financial instruments is reduced by the regulatory requirements of the individual exchanges. Cash settlement on futures contracts is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions. During the year ended December 31, 2018, the Company had an average monthly notional amount of approximately $6,270,000 of derivative contracts outstanding. At December 31, 2018, the Company had a notional amount of $7,000,000 outstanding in derivative contracts, which had a fair value of $(82,657) and is included in receivables from broker dealers on the Statement of Financial Condition. Futures contracts are classified as Level 1 within the fair value hierarchy.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at December 31, 2018 at the fair value of related securities and will incur a loss if the market value of those securities increases subsequent to December 31, 2018.

Note 9 - Income Taxes

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

Significant components of the Company's net deferred income tax asset as of December 31, 2018 consist of the following:

Deferred tax assets:	
Share-based compensation	$ 807,985
Accrued compensation	299,789
NOL carryforward	933,303
	2,041,077
Deferred tax liabilities:	
Prepaid expenses	367,630
Depreciation and amortization	182,613
Goodwill and intangible assets, net	101,065
	651,308
Total net deferred income tax asset	$ 1,389,769

Note 10 - Commitments and Contingencies

The Company leases its premises and equipment under non-cancelable operating leases that expire on various dates through 2025. At December 31, 2018, the approximate minimum future rentals on non-cancelable operating leases are as follows:

Year Ending December 31	
2019	$ 1,831,348
2020	1,423,222
2021	872,634
2022	497,887
2023	180,000
Thereafter	612,000
Total	$ 5,417,091

The Company is subject to certain legal, regulatory and arbitration proceedings and claims that may arise from time to time in the ordinary course of business. Management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

Note 11 - Employee Retirement Plan

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. Company contributions may be made to the plan at the discretion of the Board of Directors, with the maximum limitation being the amount the Company can deduct for federal income tax purposes.

Note 12 - Stock Option and Equity Compensation

In 2005, the Parent established an ownership option plan to attract, retain and reward employees of the Company ("the Plan"). The Parent reserved 5,502,696 shares of its common stock for issuance upon exercise of options under the Plan. A committee appointed by the Board of Directors administers the Plan and determines the exercise price of the option and the value of the Parent's stock. The fair value of the Parent's stock options is determined by management on the date of the grant using the Black-Scholes model. Options granted under the Plan vest ratably over four to seven years and expire on the ten year anniversary of the grant date. The Parent allocates the entire share based compensation expense to the Company as all of those receiving options are considered employees of the Company. The Company recognizes expense for the options ratably over the vesting period.

Employees forfeited 22,500 unvested options during the year ended December 31, 2018. There were no options granted during the year ended December 31, 2018. During the year ended December 31, 2018, employees of the Company exercised 993,877 options granted under the Plan. At December 31, 2018, there are 709,716 options outstanding that were granted to the Company's employees.

During the year ended December 31, 2018, the Parent granted 147,585 common shares to employees of the Company that vested immediately.

Note 13 - Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors
Advisors Asset Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Advisors Asset Management, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Advisors Asset Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (b) Advisors Asset Management, Inc. stated that Advisors Asset Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Advisors Asset Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advisors Asset Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 28, 2019

SEC Mail Processing
MAR 01 2019
Washington, DC

Advisors Asset Management, Inc. Exemption Report

Advisors Asset Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2018 without exception.

Advisors Asset Management, Inc.

I, Jeff Opie, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Financial Officer

February 11, 2019